SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 28,277,855.31

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Excerpt of the Minutes of the General Meeting of Shareholders

of 28 March 2008

(…)

The Chairman of the Board of the General Meeting of Shareholders, after confirming that no Shareholders wished to speak, put to vote item one on the Agenda “To resolve on the management report, balance sheet and accounts for the 2007 financial year”, and invited the Shareholders to fill in the voting papers that had been distributed to them, following the instructions as to their correct filling and on the subsequent procedure in respect of the voting and vote counting.

(…)

In view of the voting results, the Chairman of the Board of the General Meeting of Shareholders, after confirming that the votes in favour included the vote of the Portuguese State, announced that the management report, balance sheet and accounts for the 2007 financial year had been approved.

Then, the Chairman of the Board of the General Meeting of Shareholders put to vote item two on the Agenda “To resolve on the consolidated management report, balance sheet and accounts for the 2007 financial year” — and invited the Shareholders to, once more, fill in the voting papers distributed to them.

(…)

In view of the results, the Chairman of the Board of the General Meeting of Shareholders, after confirming that the votes in favour included the vote of the Portuguese State, announced that the consolidated management report, balance sheet and accounts for the 2007 financial year had been approved.

The Chairman of the Board of the General Meeting of Shareholders went on to the discussion of item three on the Agenda: “To resolve on the application of profits”, (…)

(…)

The Chairman of the Board of the General Meeting of Shareholders asked whether any other Shareholder wished to intervene or ask for clarifications. As no Shareholder wished to do so, the Chairman of the Board of the General Meeting of Shareholders put to vote item three on the Agenda, “To resolve on the application of profits”, which, to be approved, requires the vote in favour of the Portuguese State, as the holder of 500 (five hundred) Class A shares. The Chairman of the Board of the General Meeting of Shareholders then recommended and reminded the shareholders to correctly fill in the previously distributed voting papers.

(…)

In view of the voting results, and after confirming that the votes in favour included the vote of the class A shares, the Chairman of the Board of the General Meeting of Shareholders announced that the proposal submitted under item three on the Agenda had been approved.

(…)

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Nuno Vieira, Investor Relations
nuno.t.vieira@telecom.pt

Portugal Telecom
Tel.:+351 21 500 1701
Fax:+351 21 500 0800

PT is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.